UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE

For the month of May, 2014
Commission File Number 001-35043

GREAT PANTHER SILVER LIMITED

(Translation of registrant's name into English)

Suite 800 - 333 Seymour Street
Vancouver, British Columbia, Canada, V6B 5A6, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This 6-K Amendment is being filed to include the certifications of the CEO and CFO in Exhibit 99.3 and 99.4.

SUBMITTED HEREWITH
Exhibits

99.1	Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2014 and 2013
99.2	Management’s Discussion and Analysis for the Three Months Ended March 31, 2014
99.3	Form 52-109F2 – Certification of Interim Filings – CEO
99.4	Form 52-109F2 – Certification of Interim Filings – CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER SILVER LIMITED

/s/ Jim A. Zadra ————————————————
Jim A. Zadra, C.A.
Chief Financial Officer & Corporate Secretary

Date: May 7, 2014